Exhibit 99.2

MANAGEMENT’S REPORT

The consolidated financial statements of the Trust are the responsibility of management and the Board of Directors of the Trust. They have been prepared by management in accordance with Canadian generally accepted accounting principles.

In fulfilling their responsibilities, management has developed and maintains a system of internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The consolidated financial statements necessarily include certain estimates which are made after consideration of the information available and using careful judgments.

The Board of Directors exercises its responsibilities for financial controls through an Audit Committee which is comprised of directors who are not employees of the Trust. The Committee meets with management and the external auditors to satisfy them that the responsibilities of the respective parties are properly discharged and to review the consolidated financial statements before they are presented to the Board for approval.

The unitholders have appointed Deloitte & Touche LLP, as the external auditors of the Trust and, in that capacity, they have examined the consolidated financial statements for the year ended December 31, 2005. The Auditors’ Report to the unitholders is presented herein.

J. Paul Charron, CA	David J. Broshko, CA
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

March 9, 2006

AUDITORS’ REPORT

TO THE UNITHOLDERS OF ACCLAIM ENERGY TRUST

We have audited the consolidated balance sheets of Acclaim Energy Trust (the “Trust”) as at December 31, 2005 and 2004 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Acclaim Energy Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian Generally Accepted Accounting Principles.

The Trust is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly we express no such opinion.

Calgary, Alberta, Canada	Independent Registered Chartered Accountants
March 3, 2006

CONSOLIDATED BALANCE SHEETS

As at December 31 ($000s)	2005	2004
ASSETS
Current Assets
Accounts receivable	$140,907	$110,667
Prepaid expenses and deposits	11,630	13,605
Deferred financial derivative loss (Note 12)	—	2,818
	152,537	127,090
Property, plant and equipment, net (Note 3)	1,317,917	1,340,846
Goodwill	87,954	87,954
Deferred financing charges, net of amortization	689	3,311
Deferred costs (Note 16)	12,000	—
Total assets	$1,571,097	$1,559,201
LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$157,368	$124,148
Distributions payable	17,834	16,831
Financial derivative liability (Note 12)	22,965	13,911
	198,167	154,890
Bank debt (Note 4)	309,146	283,845
Convertible debentures (Note 5)	16,289	79,463
Financial derivative liability (Note 12)	8,763	—
Future income taxes (Note 11)	202,110	193,537
Asset retirement obligations (Note 6)	68,235	58,649
	802,710	770,384
Non-controlling interest (Note 7)	3,804	7,837
Commitments and guarantees (Note 14)
Contingency (Note 15)
UNITHOLDERS’ EQUITY
Capital (Note 8)	1,087,459	1,002,063
Contributed surplus (Note 9)	40,836	—
Accumulated earnings	161,869	96,021
Accumulated distributions (Note 10)	(525,581)	(317,104)
	764,583	780,980
Total liabilities and unitholders’ equity	$1,571,097	$1,559,201

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

Jack C. Lee	J. Paul Charron
Chairman of the Board	President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF EARNINGS

AND ACCUMULATED EARNINGS

Years ended December 31 ($000s except per unit amounts)	2005	2004
REVENUE
Petroleum and natural gas sales	$800,249	$521,514
Royalty expense (net of Alberta Royalty Tax Credit)	(175,723)	(103,957)
	624,526	417,557
EXPENSES
Operating	125,448	98,001
Transportation	9,897	8,807
General and administrative	21,586	17,013
Interest	13,752	12,054
Interest on convertible debentures	4,357	4,651
Unit-based compensation (Note 9)	27,984	9,016
Depletion, depreciation and amortization	233,693	179,557
Accretion	4,560	3,045
Realized loss on financial derivatives	80,157	39,351
Unrealized loss on financial derivatives (Note 12)	20,635	11,093
	542,069	382,588
Earnings before taxes	82,457	34,969
Provision for capital taxes	8,036	2,535
Future income taxes (Note 12)	8,573	1,171

NET EARNINGS BEFORE
NON-CONTROLLING INTEREST	65,848	31,263
Non-controlling interest	—	—

NET EARNINGS	65,848	31,263
Accumulated earnings, beginning of year	96,021	64,758
Accumulated earnings, end of year	$161,869	$96,021
Net earnings per unit (Note 13)
Basic	$0.61	$0.35
Diluted	$0.61	$0.35

See accompa`nying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 ($000s except per unit amounts)	2005	2004

OPERATING ACTIVITIES

Net earnings	$65,848	$31,263
Adjustments for:
Unit-based compensation	27,166	7,344
Depletion, depreciation and amortization	233,693	179,557
Accretion	4,560	3,045
Unrealized loss on financial derivatives	20,635	11,093
Future income taxes	8,573	1,171
Asset retirement costs incurred	(6,293)	(2,894)
Changes in non-cash operating working capital	(7,812)	(14,402)
	346,370	216,177

FINANCING ACTIVITIES

Proceeds from bank debt	25,301	74,848
Proceeds from issuance of units, net of issue costs	9,788	326,814
Proceeds from issuance of convertible debentures	—	70,657
Distributions to unitholders	(207,474)	(171,791)
Changes in non-cash financing working capital	1,231	1,340
	(171,154)	301,868
	175,216	518,045

INVESTING ACTIVITIES

Acquisition of petroleum and natural gas properties	(13,554)	(443,607)
Disposition of petroleum and natural gas properties	4,610	9,280
Capital expenditures	(176,888)	(95,379)
Changes in non-cash investing working capital	10,616	11,661
	(175,216)	(518,045)
Cash beginning and end of year	$—	$—

The Trust paid the following cash amounts in 2005 and 2004:
Interest paid	$19,994	$10,697
Capital taxes paid	$4,033	$1,832

See accompanying notes to consolidated financial statements

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004 (tabular amounts in $000s except for unit amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of Acclaim Energy Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, “Acclaim” or the “Trust”). The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. A reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles is disclosed in Note 17. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated. The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the following significant accounting principles.

In particular the amounts recorded for depletion and depreciation of property and equipment, the impairment test and asset retirement obligations are based on estimates of proven reserves, production rates, future crude oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

PETROLEUM AND NATURAL GAS PROPERTIES

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities. Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs. Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

The Trust follows CICA Accounting Guideline 16 “Oil and gas accounting – full cost”, (“AcG-16”). Pursuant to AcG-16, the Trust places a limit on the aggregate carrying value of the Trust’s petroleum and natural gas properties. An impairment loss exists when the carrying amount of the Trust’s petroleum and natural gas properties exceeds the estimated undiscounted future net cash flows associated with the Trust’s proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust’s proved and probable reserves are charged to earnings. Reserves are determined pursuant to National Instrument 51-101.

GOODWILL

The Trust recognizes goodwill on corporate acquisitions when the total purchase price exceeds the fair value of net identifiable assets and liabilities of the acquired entity. Goodwill is tested annually at year-end for impairment or as events occur that could result in impairment. Impairment is recognized based on the fair value of the Trust compared to the book value of the Trust. If the fair value of the Trust is less that the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for its fair value. The excess of the fair value over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

HEDGING RELATIONSHIPS

The Trust follows Accounting Guideline 13 – Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. Where hedge accounting does not apply, any changes in the fair value of the financial derivative contracts relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period. The Trust enters into numerous financial instruments to manage commodity price and foreign exchange risk that do not qualify as hedges under the Accounting Guideline 13. Therefore, the Trust has elected to not apply hedge accounting and to follow the fair value accounting method for all financial instruments.

ASSET RETIREMENT OBLIGATIONS

The Trust recognizes as a liability the estimated fair value of the future retirement obligations associated with PP&E. The fair value is capitalized and amortized over the same period as the underlying asset. The Trust estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability. No gains or losses on retirement activities were realized, due to settlements approximating the estimates.

JOINT VENTURE

A portion of the Trust’s development and production activities are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

REVENUE RECOGNITION

Revenue associated with sales of crude oil, natural gas and NGLs is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

DEPRECIATION

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

UNIT AWARD INCENTIVE PLAN

The Trust has a Unit Award Incentive Plan for Directors, officers, employees and consultants of the Trust. Under the terms of the plan, a holder may elect, subject to consent of the Trust,

to receive cash upon vesting in lieu of the number of rights held. Compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statements for unexercised rights. Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights. See Note 9 for a description of the plan.

INCOME TAXES

The Trust is a taxable entity under the Canadian Income Tax Act (“Act”) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust’s corporate subsidiaries and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

CASH AND CASH EQUIVALENTS

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents primarily consist of funds on deposit under various terms or Banker’s Acceptances utilized to fix the interest rate on bank debt. Cash and cash equivalents are stated at cost which approximates fair value.

PER UNIT INFORMATION

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year adjusted for the impact of units to be issued on the conversion of exchangeable shares. Diluted earnings per unit are calculated using the treasury stock method to determine the dilutive effects of stock options and convertible debentures. The treasury method assumes that proceeds from the exercise of “in-the-money” unit options and exercise of the convertible debentures are used to re-purchase units at the prevailing market rate.

2. ACQUISITION

CHEVRON TEXACO PROPERTY ACQUISITION

On June 30, 2004, Acclaim acquired from ChevronTexaco Corporation certain conventional oil and natural gas interests in Western Canada. The acquisition was financed through the issuance of trust units, 8% convertible debentures (Note 5), and debt.

The allocation of the purchase cost of the assets was as follows:

Petroleum and natural gas properties	$477,168
Future income taxes	(31,275)
Asset retirement obligations	(12,733)
Cash purchase consideration	$433,160

3. PROPERTY, PLANT AND EQUIPMENT

	2005	2004
Property, plant and equipment, at cost	$1,955,472	$1,747,305
Accumulated depletion and depreciation	637,555	406,459
	$1,317,917	$1,340,846

Costs relating to unproved properties of $42.5 million (2004 – $41.5 million) were excluded from costs subject to depletion and depreciation.

An impairment test calculation was performed on the Trust’s property, plant and equipment at December 31, 2005 and 2004 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Trust’s property, plant and equipment.

The following table outlines benchmark prices used in the impairment test:

		Exchange
Year	WTI	Rate	AECO
	($US/bbl)		($CDN/mcf)
2006	40.00	0.82	6.35
2007	38.00	0.82	6.15
2008	36.00	0.82	6.00
2009	34.00	0.82	6.00
2010-2013	33.00	0.82	6.00
Thereafter (inflation%)	2.0%	0.0%	2.0%

4. BANK DEBT

The Trust has a credit facility with a syndicate of banks that includes a $400 million revolving production loan and a $25 million revolving operating loan, of which $309.1 million was drawn at December 31, 2005 (December 31, 2004 – $283.8 million). The full facility bears interest at the lenders’ prime rate or Bankers’ Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The effective interest rate on the credit facility for the year ended December 31, 2005 was 4.0 percent (2004 – 3.9 percent). The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to semi-annual review where the lenders may re-determine the borrowing base at any time.

Pursuant to the terms of the revised credit facility dated November 7, 2003, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The credit facility has been classified as long-term on the balance sheet at December 31, 2005 and 2004.

5. CONVERTIBLE DEBENTURES

On June 15, 2004, the Trust issued $75.0 million, eight percent convertible extendible unsecured subordinated debentures for net proceeds of $72.9 million after costs of the issue. The debentures have a face value of $1,000 per debenture, a final maturity date of August 31, 2009, and are convertible into trust units of Acclaim at the option of the holder at any time at a price of $13.50 per trust unit. The debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

On December 17, 2002, the Trust issued $45.0 million, 11 percent convertible extendible unsecured subordinated debentures at a price of $1,000 per debenture. The debentures are redeemable by the Trust at a price of $1,050 per debenture after January 1, 2006 and on or before January 1, 2007 and at a price of $1,025 per debenture after January 1, 2007 and before maturity on December 31, 2007. The debentures are convertible into units at the option of the holder at any time prior to maturity, or a date set by the Trust for redemption, at a conversion price of $9.75 per unit. Interest is payable semi-annually on June 30 and December 31 of each year.

The following table reconciles the number of units to be issued on conversion of the remaining balance of the convertible debentures.

	Number of Units	Amount
	Available on Conversion (000s)	($000s)
i) 8% Convertible Debentures
Balance, December 31, 2003	—	—
Issued, June 15, 2004	5,556	75,000
Converted to units during the year	(155)	(2,099)

Balance, December 31, 2004	5,401	72,901
Converted to units during the year	(4,395)	(59,330)
Balance, December 31, 2005	1,006	13,571

ii) 11% Convertible Debentures

Balance, December 31, 2003	2,195	21,416
Converted to units during the year	(1,523)	(14,854)

Balance, December 31, 2004	672	6,562
Converted to units during the year	(394)	(3,844)
Balance, December 31, 2005	278	2,718
Total, December 31, 2005	1,284	16,289

The fair value of the convertible debentures at December 31, 2005, based on quoted market value was $25.4 million (December 31, 2004 – $91.2 million).

6. ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligations to be $68.2 million (December 31, 2004 – $58.6 million) based on a total future liability of $216.5 million (December 31, 2004 – $186.0 million). The costs are expected to be incurred over an average period of 15 years. The estimated liability has been computed using an inflation rate of 2.0 percent and discounted using a credit adjusted risk free rate of eight percent.

The following table reconciles Acclaim’s asset retirement obligation:

Asset Retirement Obligations ($000s)	2005	2004

Balance, beginning of year	58,649	32,722
Additions	1,551	13,947
Change in estimates	9,768	11,829
Settlement of liabilities during year	(6,293)	(2,894)
Accretion expense	4,560	3,045

Balance, December 31	68,235	58,649

7. NON-CONTROLLING INTEREST

Exchangeable Shares	Number of Units	Amount
	(000s)	($000s)

Balance, December 31, 2003	776	8,566
Shares exchanged	(70)	(729)
Adjustment to exchange ratio for distributions	102	—

Balance, December 31, 2004	808	7,837
Shares exchanged	(428)	(4,033)
Adjustment to exchange ratio for distributions	50	—
Balance, December 31, 2005	430	3,804

Subsequent to year end, all exchangeable shares were exchanged into units of the Trust pursuant to the Arrangement described in Note 16.

8. CAPITAL

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units. There are no special voting units outstanding. Each unitholder can request redemption of trust units at a price calculated as the lesser of 90 percent of the market price during the 10 days after the date units are tendered and the closing market price on the date units are tendered. Cash payments for units tendered are limited to $100,000 per month. The Trust may issue notes for redemption in excess of cash payments.

		2005		2004
	Units (000s)	Amount	Units (000s)	Amount

Balance, beginning of year	103,580	$1,003,294	74,601	$660,048

Issued for cash
Pursuant to equity offerings, net of costs	—	(350)	26,825	320,171
Employee Unit Savings Plan	107	1,646	160	2,155
Distribution reinvestment plan	546	8,492	235	3,122
Exercise of unit options	—	—	11	116
Conversion of 11% debentures	394	3,844	1,523	14,854
Conversion of 8% debentures	4,395	59,330	155	2,099
Conversion of exchangeable shares	428	4,033	70	729
Unit award incentive plan	454	7,170	—	—

	109,904	1,087,459	103,580	1,003,294

Unit purchase loan receivable	—	—	—	(1,231)

Balance, end of year	109,904	$1,087,459	103,580	$1,002,063

On October 4, 2004, the Trust issued 5.3 million trust units at $14.25 per trust unit for gross proceeds of $75.5 million. Net proceeds of the issuance after underwriting fees and expenses were $71.4 million. The net proceeds from the financing were used to partially repay indebtedness incurred with the ChevronTexaco acquisition and to expand Acclaim’s capital expenditure program.

On June 15, 2004, the Trust issued 16.4 million trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of eight percent convertible extendible unsecured debentures in connection with the ChevronTexaco acquisition (Note 2). Net proceeds of the issuance after the underwriting fees and expenses amounted to approximately $262.0 million.

On April 19, 2004, the Trust issued 5.2 million trust units at $12.00 per trust unit for gross proceeds of $62.1 million. Net proceeds, after underwriting fees and expenses amounted to approximately $59.0 million.

DISTRIBUTION REINVESTMENT PLAN

Canadian unitholders may elect to reinvest their cash distributions into additional units of the Trust. During 2005, 546,000 units (2004 – 235,00 units) were issued with $8.5 million (2004 – $3.1 million) being credited to capital.

UNIT PURCHASE LOAN RECEIVABLE

The unit purchase loan receivable at December 31, 2004 was outstanding from employees and Directors of the Trust. The loan receivable was secured by the units purchased and was being repaid by the distributions on those units. The units purchased had a market value of $4.3 million at December 31, 2004 and the loan was fully repaid in 2005.

9. UNIT-BASED COMPENSATION PLAN

The Trust previously had a unit-based compensation plan (the “Option Plan”) under which units of the Trust were reserved for issuance to employees, officers and Directors. Under the terms of the Plan, an option holder was able to exercise a right to sell their options to the Trust. Compensation expense on unexercised rights was determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and was deferred and recognized in income over the vesting period of the rights.

The following table summarizes the activity for the Option Plan:

		Weighted Average
	Number of Options	Exercise Price
	(000s)

Outstanding, December 31, 2003	2,737	$10.15
Exercised	(12)	$9.67
Repurchased and cancelled	(2,725)	$—

Outstanding, December 31, 2004	—	$—

On May 19, 2004, the unitholders of Acclaim approved a Unit Award Incentive Plan to replace the Option Plan. The plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) to Directors, officers, employees and consultants of the Trust and its affiliates. The RTU’s vest over a three-year period. The PTU’s vest on the third anniversary of the date of the grant. The number of PTU’s granted is dependent on the performance of the Trust relative to a peer comparison group of oil and natural gas trusts and other companies. The Unit Plan also allows for accelerated vesting of both RTU’s and PTU’s upon the occurrence of certain events. A holder of an RTU or PTU may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the RTU or PTU is outstanding.

The following table summarizes the activity for the RTU’s and PTU’s.

	Number of RTU’s	Number of PTU’s
	(000s)	(000s)

Balance, December 31, 2003	—	—
Granted	1,143	382
Forfeited	(52)	(8)

Balance, December 31, 2004	1,091	374
Granted	450	277
Exercised	(454)	—
Forfeited	(122)	(59)
Balance, December 31, 2005	965	592

All RTU’s and PTU’s vested on January 5, 2006 pursuant to the Arrangement described in Note 16. At the time, 2,152,000 units were issued to holders of RTU’s and PTU’s. Compensation expense in 2005 reflects the full vesting of the RTU’s and PTU’s that occurred subsequent to year end. The intrinsic value of vested rights of $40.8 million was included in the Contributed Surplus at December 31, 2005. The amortized intrinsic value of $8.9 million at December 31, 2004 was included in the accounts payable and accrued liabilities. Compensation expense of $28.0 million (2004 – $9.0 million) was recorded during the year to reflect the change in fair value (based on period end price of the units) of the RTU’s and PTU’s. Unit-based compensation of $11.0 million (2004 – $nil) was capitalized and included in property, plant and equipment.

EMPLOYEE UNIT SAVINGS PLAN

The Trust has a savings plan whereby the employees can place up to five percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary. All amounts are then invested in units of the Trust by way of market purchases or issuances from Treasury. During 2005, 107,000 (2004 – 160,000) units were issued from Treasury under the Employee Unit Savings Plan with $1.6 million (2004 – $2.2 million) being credited to capital (Note 8). The Trust matching portion is included in general and administrative expenses as a compensation expense to the employee.

10. ACCUMULATED DISTRIBUTIONS

The table below shows the cumulative distributions to unitholders:

Distributions on issued units	$/Unit	Amount

Three months ended December 31, 2002	$0.488	$19,025
Three months ended March 31, 2003	0.488	24,431
Three months ended June 30, 2003	0.488	27,756
Three months ended September 30, 2003	0.488	33,231
Three months ended December 31, 2003	0.488	35,920

Year ended December 31, 2003	1.950	121,338

Three months ended March 31, 2004	0.488	36,410
Three months ended June 30, 2004	0.488	42,002
Three months ended September 30, 2004	0.488	47,882
Three months ended December 31, 2004	0.488	50,447

Year ended December 31, 2004	1.950	176,741

Three months ended March 31, 2005	0.488	50,902
Three months ended June 30, 2005	0.488	51,287
Three months ended September 30, 2005	0.488	52,909
Three months ended December 31, 2005	0.488	53,379
Year ended December 31, 2005	1.950	208,477
Accumulated distributions	$6.338	$525,581

11. INCOME TAXES

THE TRUST AND OTHER NON-CORPORATE ENTITIES

The Trust is an inter vivos trust for income tax purposes. Accordingly, the Trust is taxable on any taxable income that is not allocated to the unitholders. The Trust intends to allocate all taxable income to the unitholders. Should the Trust incur any income taxes, the funds available for distribution will be reduced accordingly.

The Trust had no taxable income in 2005 or 2004.

The Trust also owns interests directly or indirectly in various non-corporate entities which are considered flow-through entities for tax purposes. These entities are designed to allocate 100 percent of their taxable income to the Trust and therefore do not recognize future income taxes on differences between the carrying value and the tax value of their net assets. The Trust and other non-corporate entities had the following tax pools:

	2005	2004

Canadian oil and gas property expense	$8,460	$3,843
Undepreciated capital cost	69,915	64,635
Canadian development expenditures	5,961	1,148
Tax losses carried forward	—	577
Share issue costs	10,868	14,357

	$95,204	$84,560

CORPORATE SUBSIDIARIES

The Trust has recorded a net future income tax liability associated with the temporary differences of the corporate subsidiaries as at December 31, 2005 and 2004 relating to the following:

	2005	2004

Capital assets in excess of tax value	$233,103	$221,592
Asset retirement obligations	(18,703)	(15,939)
Financial derivatives	(10,976)	(3,884)
Finance expense charged to unitholders’ equity	(1,314)	(2,146)
Tax losses carried forward	—	(6,086)

	$202,110	$193,537

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

	2005	2004

Net Earnings before taxes	$82,457	$34,969
Statutory income tax rate	38.12%	39.64%

Expected income tax expense	31,433	13,862
Add (deduct) the tax effect of:
Non-deductible crown charges	15,454	14,651
Non-deductible compensation expense	10,356	2,911
Net income attributed to the Trust	(31,693)	(14,041)
Resource allowance	(13,720)	(11,793)
Effect of change in tax rates and other	(3,257)	(4,419)

Future income tax expense	8,573	1,171
Capital tax expense	8,036	2,535

Total tax expense	$16,609	$3,706

12. FINANCIAL INSTRUMENTS

The Trust’s financial instruments recognized on the consolidated balance sheets include accounts receivable, current liabilities and bank debt. The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments. The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations in the Canada/U.S. dollar exchange rate. The Trust manages this risk by entering into various derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counterparties to the above financial instruments. The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

The Trust has entered into the following financial contracts and fixed price physical contracts for 2005 and future years:

Future Commodity Contracts

Daily Quantity	Contract Price	Term

Natural Gas – Collars (AECO)

5,000 Gj/d	Cdn$7.00 – $10.00	November 1, 2005 – March 31, 2006
5,000 Gj/d	Cdn$7.00 – $10.25	November 1, 2005 – March 31, 2006
5,000 Gj/d	Cdn$7.00 – $11.00	November 1, 2005 – March 31, 2006
5,000 Gj/d	Cdn$7.57 – $11.00	November 1, 2005 – March 31, 2006
5,000 Gj/d	Cdn$7.50 – $13.05	November 1, 2005 – March 31, 2006
5,000 Gj/d	Cdn$12.00 – $15.68	November 1, 2005 – March 31, 2006
5,000 Gj/d	Cdn$11.00 – $18.00	November 1, 2005 – March 31, 2006
5,000 Gj/d	Cdn$7.00 – $9.50	April 1, 2006 – October 31, 2006
5,000 Gj/d	Cdn$7.00 – $9.75	April 1, 2006 – October 31, 2006
5,000 Gj/d	Cdn$8.00 – $12.00	April 1, 2006 – October 31, 2006
5,000 Gj/d	Cdn$8.50 – $12.70	April 1, 2006 – October 31, 2006
5,000 Gj/d	Cdn$8.00 – $13.80	April 1, 2006 – October 31, 2006
10,000 Gj/d	Cdn$8.00 – $11.25	April 1, 2006 – October 31, 2006
10,000 Gj/d	Cdn$8.00 – $14.50	November 1, 2006 – March 31, 2007
5,000 Gj/d	Cdn$8.00 – $15.60	November 1, 2006 – March 31, 2007
10,000 Gj/d	Cdn$9.00 – $15.00	November 1, 2006 – March 31, 2007

Natural Gas – Participating Swaps (AECO)

5,000 Gj/d	Cdn$7.00 + 65% participation	November 1, 2005 – March 31, 2006
5,000 Gj/d	Cdn$7.00 + 75% participation	November 1, 2005 – March 31, 2006

Crude Oil – Collars (WTI)

1,000 bbl/d	US$40.00 – $50.87	January 1, 2006 – December 31, 2006
1,000 bbl/d	US$40.00 – $52.90	January 1, 2006 – December 31, 2006
500 bbl/d	US$45.00 – $67.00	January 1, 2006 – December 31, 2006
1,000 bbl/d	US$50.00 – $80.28	January 1, 2006 – December 31, 2006
1,000 bbl/d	US$50.00 – $77.00	January 1, 2007 – December 31, 2007
1,000 bbl/d	US$53.00 – $77.00	January 1, 2007 – December 31, 2007

Crude Oil – Three Way Collars (WTI)

1,000 bbl/d	US$45.00-52.00-54.95	January 1, 2006 – December 31, 2006

Crude Oil Participating Swaps (WTI)

500 bbl/d	US$45.00 + 79% Participation	January 1, 2006 – December 31, 2006
500 bbl/d	US$50.00 + 55% Participation	January 1, 2006 – December 31, 2006

Crude Oil – Fixed Price Contracts (WTI)

1,000 bbl/d	US$48.12	January 1, 2006 – December 31, 2007
500 bbl/d	US$48.08	January 1, 2006 – December 31, 2007

Alberta Power – Fixed Price Contracts (Alberta Power Pool)

2 MWh	Cdn$47.50	January 1, 2005 – December 31, 2006
5 MWh	Cdn$48.25	January 1, 2006 – December 31, 2006

The following table is a reconciliation of the change in the fair value of the financial derivative instrument during the year:

	2005	2004

Amortization of financial derivative loss	$2,818	$8,362
Unrealized loss on financial derivatives	17,817	2,731

	$20,635	$11,093

The estimated fair value of financial derivative instruments is based on quoted market prices.

13. NET EARNINGS PER UNIT

Net earnings per unit has been calculated based on the following:

	2005	2004

Weighted average units outstanding	106,591	88,877
Units issuable on conversion of exchangeable shares	611	706

Basic weighted average units and exchangeable shares outstanding	107,202	89,583
Dilutive impact of RTU’s and PTU’s	1,512	780

Diluted weighted average units outstanding	108,714	90,363

Units potentially issuable on the conversion of convertible debentures are anti-dilutive and are not included in the calculation of diluted weighted average units outstanding.

14. COMMITMENTS AND GUARANTEES

In addition to financial derivative commitments, the Trust has the following commitments:

	Total	2006	2007	2008	2009	2010	Thereafter

Credit facility	$309,146	—	—	—	—	—	$309,146
Convertible debentures	16,289	—	2,718	—	13,571	—	—
Office lease	21,531	4,677	4,677	4,677	4,677	1,613	1,210

	$346,966	4,677	7,395	4,677	18,248	1,613	$310,356

15. CONTINGENCY

On December 12, 2004, a natural gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta. Acclaim’s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005. The well was not producing at the time of the incident and has not had an impact on production in the area.

At the time, Acclaim carried control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively. Total costs associated with the incident are currently estimated to approximate $50.0 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site. Acclaim is currently working through the claims process with its insurers. At December 31, 2005, costs approximating $50.0 million had been incurred of which $49.4 million has been paid to suppliers for services provided. Insurance recoveries to date total $35.0 million. The Trust is currently finalizing all remaining claims with its insurers. Although certain costs associated with the claim will not be recovered, we do not expect such amounts to be material.

16. SUBSEQUENT EVENTS

a)              On September 19, 2005, Acclaim and StarPoint Energy Trust (“StarPoint”) jointly announced that their respective Boards of Directors had unanimously approved a proposal to combine the two entities pursuant to a Plan of Arrangement (“Arrangement”) which resulted in the creation of Canetic Resources Trust (“Canetic”). The merger received both Acclaim and StarPoint unitholder approval on December 19, 2005 and the Arrangement closed on January 5, 2006. Each Acclaim unitholder received 0.8333 of a Canetic unit for each unit they owned and each StarPoint unitholder received 1.000 Canetic unit for each unit they owned. Unitholders in both Acclaim and StarPoint also received common shares in a new publicly-listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), with assets from both Acclaim and StarPoint. Each Acclaim unitholder received 0.083 of a TriStar common share for each unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each unit they owned. In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each unit they owned. The merger will be accounted for as an acquisition by Canetic using the purchase method of accounting. Acquisition costs of $12 million have been included in deferred costs.

b)              Concurrent with the Arrangement, Canetic entered into a new credit facility with a syndicate of chartered banks that includes an extendible revolving credit facility of $1,100 million and a working capital facility of $50 million. Canetic may draw under the credit facility by way of:

a)     Prime rate loans in Canadian dollars

b)    U.S. base rate loans in U.S. dollars

c)     Canadian and U.S. dollar Banker’s Acceptances

d)    London Inter-Bank Offered Rate (“LIBOR”) loans in U.S. dollars

e)     Letters of Credit to be issued in Canadian or U.S. dollars

The credit facility will be available on a revolving basis for a period ending May 31, 2006. Canetic may request an extension of the revolving period for a maximum period of 364 days. In the event that the extension is not approved, the unutilized portion of the credit facility will be cancelled on the last day of the revolving period and any outstanding debt will be converted to a two year non-revolving loan repayable in equal quarterly installments commencing on the first anniversary of the term period. Prime rate and U.S. base rate loans bear interest at the lenders’ prime rate. The rate charged on the other amounts drawn is based upon rates and fees outlined in the lending agreement. The credit facility is unsecured.

c)              On January 5, 2005, the Board of Directors of Canetic approved a Restricted Unit and Performance Unit incentive plan (the “Plan”). Under the terms of the Plan, both Restricted and Performance Units may be granted to Directors, officers, employees of, and consultants and services providers to the Trust or any of its subsidiaries. Restricted units of the Trust vest evenly over three years, commencing on the first anniversary date of grant, with the number of trust units issued adjusted for the value of the distributions from the time of the granting to the time when the trust units are issued.

Performance units vest on the third anniversary date of the grant, adjusted for the value of the distributions, plus a further upward or downward adjustment based on the Trust’s performance relative to the performance of a group of comparable publicly traded oil and natural gas royalty trusts.

On January 6, 2006, 958,250 Restricted Trust Units and 1,303,698 Performance Trust Units were granted.

17.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Trust’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles, as they pertain to the Trust’s consolidated financial statements differ from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on net earnings as reported:

	2005	2004

Net earnings as reported for Canadian GAAP	$65,848	$31,263

Adjustments:
Depletion, depreciation and amortization (Note (a))	12,353	16,453
Unrealized loss on financial derivatives (Note (b))	2,818	8,362
Effect of applicable income taxes on the above adjustments	(5,783)	(9,081)

Net earnings and Other Comprehensive
Income – U.S. GAAP (Note (d))	$75,236	$46,997

Net earnings per unit
Basic	$0.70	$0.52
Diluted	$0.69	$0.52

Weighted average number of trust units outstanding
Basic	107,202	89,583
Diluted	108,714	90,363

The application of U.S. GAAP would have the following effects on the balance sheets as reported:

	Canadian	Increase	U.S.
	GAAP	(Decrease)	GAAP
December 31, 2005

Property, plant and equipment (Note (a))	$1,317,917	(45,902)	$1,272,015
Future income taxes	202,110	(15,803)	186,307
Non-controlling interest (Note (c))	3,804	(3,804)	—
Temporary equity (Note (c))	—	2,090,829	2,090,829
Capital (Note (c))	1,087,459	(1,087,459)	—
Contributed surplus (Note (c))	40,836	(40,836)	—
Accumulated earnings (deficit)	161,869	(1,514,410)	(1,352,541)
Accumulated distributions (Note (c))	$(525,581)	$525,581	$—

December 31, 2004

Deferred financial derivative loss (Note (b))	$2,818	$(2,818)	$—
Property, plant and equipment (Note (a))	1,340,846	(58,255)	1,282,591
Future income taxes	193,537	(21,586)	171,951
Non-controlling interest (Note (c))	7,837	(7,837)	—
Temporary equity (Note (c))	—	1,489,617	1,489,617
Capital (Note (c))	1,002,063	(1,002,063)	—
Accumulated earnings (deficit)	96,021	(836,308)	(740,287)
Accumulated distributions (Note (c))	$(317,104)	$317,104	$—

a) Property, plant and equipment and depletion, depreciation and amortization

Under U.S. GAAP, the book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after tax future net cash flows from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties.

Under Canadian GAAP, an impairment loss arises when the book value of the petroleum and natural gas properties exceeds the undiscounted future cash flow from proved reserves calculated using forecast prices and costs. If an impairment loss is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the future discounted cash flow from proved plus probable reserves at forecast prices and costs.

The application of the U.S. GAAP impairment test did not result in an impairment loss in either 2005 or 2004. Historical differences between Canadian and U.S. GAAP impairment losses have resulted in $9.1 million less depletion, depreciation and amortization in 2005 (2004 – $10.3 million).

Effective January 1, 2004, Acclaim adopted changes to the Canadian Institute of Chartered Accountants (“CICA”) Full Cost Accounting Guideline. Under Canadian GAAP, depletion is calculated by reference to proved reserves estimated using estimated future prices and costs. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices. The difference in proved reserves has resulted in $3.2 million (2004 – $6.2 million) less depletion recorded under U.S. GAAP.

b) Financial derivatives and unrealized loss on financial derivatives

Effective January 1, 2004, the Trust prospectively adopted CICA Accounting Guideline – 13 “Hedging Relationships” (“AcG-13”) and Emerging Issues Committee Abstract 128 “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments”. This effectively eliminates U.S. GAAP differences relating to financial instruments that do not qualify for hedge accounting for future periods. The Trust enters into numerous financial instruments to manage commodity price and foreign exchange risk that do not qualify as hedges under the new accounting guideline. The Trust has elected to not apply hedge accounting to any of its financial instruments for both Canadian and U.S. GAAP.

Upon prospective adoption of AcG-13, the Trust recorded the fair value of financial instruments as a liability of $11.2 million, and a deferred financial derivative loss of $11.2 million. The deferred financial derivative loss, which is recognized into net earnings over the life of the associated contracts for Canadian GAAP, was equal to the aggregate of the U.S. GAAP unrealized gains and losses incurred on these instruments prior to January 1, 2004. During 2005, $2.8 million ($1.7 million net of tax) of the deferred financial derivative loss was amortized into earnings under AcG-13. Because this amount was required to be expensed under U.S. GAAP prior to 2005, an adjustment for this amount has been made during the 2005 year ($8.4 million for the 2003 year). For Canadian GAAP, there remains a deferred financial derivative loss on the December 31, 2005 consolidated balance sheet of $nil (December 31, 2004 – $2.8 million) which was previously recognized in earnings for U.S. GAAP. Therefore, this amount has been eliminated for U.S. GAAP purposes in the consolidated balance sheet.

c) Temporary equity

The Trust issues units and exchangeable shares that are redeemable at the option of the unitholder. Under Canadian GAAP, all Trust units are classified as unitholders’ equity and all exchangeable shares are classified as non-controlling interest. For U.S. GAAP, Trust units and exchangeable shares that are redeemable at the option of the unitholder are valued at their redemption value and presented as temporary equity. The redemption value of the trust units and exchangeable shares is based on the trading value of the units at the balance sheet date. Changes in redemption value are charged or credited to accumulated earnings. As contributed surplus relates to trust units, it has also been reclassified to temporary equity.

d) Comprehensive income

Comprehensive income is recognized and measured under U.S. GAAP pursuant to Statement of Financial Accounting Standard (SFAS) 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. Comprehensive income is equivalent to net income in 2005 and 2004.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123(R), Share Based Payments, which will eliminate the use of Accounting Principles Board (“APB”) Opinion 25 for measuring and recognizing stock-based compensation for annual reporting periods beginning after June 15, 2005. The Trust is considering the effect of adoption of SFAS 123(R) on the Trust’s measurement and recording of compensation costs to determine if there is any difference in how the Trust measures compensation cost under APB Opinion 25 and SFAS 123(R).

In December 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion 29, “Accounting for Non-monetary Transactions”. This amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. This statement is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The adoption of this statement does not have an impact on the Trust.

In June 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which replaces APB Opinion 20 and FASB Statement 3. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement is effective for fiscal years beginning after December 15, 2005. We do not expect the adoption of this statement will have a material impact on our results of operations or financial position.

In February 2006, FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS 133 and 140 This statement amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. The statement a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, c)establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 with early adoption permitted. The Trust is considering the effect of adoption of SFAS 155.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Since the obligation to perform the asset retirement activity is unconditional, FIN 47 provides that a liability for the fair value of a conditional asset retirement obligation should be recognized if that fair value can be reasonably estimated, even though uncertainty exists about the timing and/or method of settlement. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of a conditional asset retirement obligation under SFAS 143. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of this statement does not have an impact on the Trust.

ADVISORY

Certain information regarding Canetic Resources Trust and/or Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and natural gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s operations or financial results are included in Canetic’s or Acclaim’s reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Canetic’s website (www.canetictrust.com), at Acclaim’s website (www.acclaimtrust.com) or by contacting Canetic.